Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock, par value $0.01 per share (“Common Stock”) of Quantum Corporation (the “Company”) is based upon the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”), the Company’s amended and restated bylaws (the “Bylaws”), and applicable provisions of law. The following description summarizes the most important terms of the Company’s Common Stock. For a complete description of the matters set forth in this exhibit, please refer to the Company’s Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this exhibit is a part, and to the applicable provisions of the Delaware General Corporation Law (“Delaware Law”).

Authorized Capital Stock

Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 125,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, $0.01 par value per share. Of such preferred stock, 1,000,000 shares are designated Series B Junior Participating Preferred Stock and the remaining shares are undesignated.

Common Stock

Common Stock Outstanding. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

Voting Rights. Each holder of Common Stock is entitled to one vote per share, except in the case of election of directors of the Company. At all election of directors of the Company, each holder of stock or any class or classes or of a series thereof shall be entitled to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder’s shares of stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them as such holder sees fit.

Dividend Rights. The Company’s Board of Directors, subject to any restrictions contained in the Delaware Law, the Company’s Bylaws, any preferences and relative, participating, optional or other special rights of any outstanding class or series of preferred stock of the Company and any qualifications or restrictions on the Common Stock created thereby, may declare and pay dividends upon the shares of its capital stock. The directors of the Company may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. The Company does not currently pay dividends on the Common Stock.

Rights upon Liquidation. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Other Rights. Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Registration Rights. The Company has entered into a registration rights agreement dated December 27, 2018, as amended on June 16, 2020 (the “Registration Rights Agreement”) with the holders of the warrants issued to the lenders under the Company’s Senior Secured Term Loan. Under the terms of the Registration Rights Agreement, the warrant holders have the right to require the Company to prepare and file a registration statement with the Securities and Exchange Commission within

45 days of a demand and use commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable thereafter. The Company’s obligation to file a registration statement is subject to a limited deferral if the Company meets specific conditions. The right of any warrant holder to request registration terminates six months following the expiration date of the warrants.

Preferred Stock

Under the Certificate of Incorporation, without further stockholder action, the Company’s board of directors is authorized to issue from time to time up to 20,000,000 shares of preferred stock in one or more series and to fix the designations, preferences and relative, participating, optional or other special rights thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Common Stock. The issuance of preferred stock by the Company could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of the Company or other corporate action.

Series B Junior Participating Preferred Stock

Under the Certificate of Incorporation, 1,000,000 shares of preferred stock are designated Series B Junior Participating Preferred Stock. Subject to the prior and superior right of holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series B Junior Participating Preferred Stock, the holders of shares of Series B Junior Participating Preferred Stock are entitled to receive when, as and if declared by the Company’s board of directors, accruing quarterly dividends payable in cash on the last day of January, April, July and October in each year (each such date a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Payment Date after the first issuance of the Series B Junior Participating Preferred Stock. The amount of such payment will be equal to 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions. The Company’s board of directors is required to declare a dividend payment on the Series B Junior Participating Preferred Stock immediately after it declares a dividend or distribution on Common Stock.

Each share of Series B Junior Participating Preferred Stock is entitled to 1,000 votes on all matters upon which holders of Common Stock are entitled to vote but otherwise have the same general voting rights as the Common Stock. Upon any liquidation of the Company, the holders of shares of Series B Junior Participating Preferred Stock are entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed to holders of Common Stock plus any accrued and unpaid dividends. Upon a consolidation, merger or similar transaction involving the Company, Series B Junior Participating Junior Preferred Stock will receive an amount per share equal to 1,000 times the aggregate amount of consideration for which each share of Common Stock received in such transaction.

As of June 30, 2020, there were no shares of Series B Junior Participating Preferred Stock outstanding.

Anti-Takeover Effects of Delaware Law, the Certificate of Incorporation and the Bylaws

Certain provisions of Delaware law, the Certificate of Incorporation and the Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids, coercive or otherwise. They are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with the Company’s board of directors.

Delaware Law. The Company is a Delaware corporation and subject to Section 203 of the Delaware Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

Section 203 restrictions do not apply if: (i) the business combination or transaction is approved by the Company’s board of directors before the date the interested stockholder obtained the status as “interested”; (ii) upon consummation of the transaction that resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors (“Voting Stock”). The 85% calculation does not include those shares owned by directors who are also officers of the Company, and held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer; or (iii) on or after the date the interested stockholder obtained its status, the business combination is approved by the Company’s board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding Voting Stock that is not owned by the interested stockholder. Generally, an “interested stockholder” is a person who, together with its affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s Voting Stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to the Company. As a result, Section 203 may discourage attempts to acquire the Company even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Board of Directors Vacancies. The Certificate of Incorporation and Bylaws authorize only the Company’s board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Company’s board of directors is permitted to be set only by a resolution adopted by a majority vote of the board of directors. These provisions would prevent a stockholder from increasing the size of the Company’s board of directors and then gaining control of the board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Company’s board of directors but promotes continuity of management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. The Bylaws provide that stockholders may not take action by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of the Company’s capital stock would not be able to amend the Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws. The Certificate of Incorporation and Bylaws further provide that special meetings of stockholders may be called only by the Company’s board of directors, the chairperson of the board of directors, if there be one, or the president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Bylaws provide advance notice procedures for stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.